                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                                 SANIFILL, INC.
                             ----------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                             ----------------------
                         (Title of Class of Securities)

                                   801018102
                             ----------------------
                                 (CUSIP Number)


                              Gregory T. Sangalis
                            USA Waste Services, Inc.
                                5400 LBJ Freeway
                             Suite 300 - Tower One
                              Dallas, Texas 75240
                                 (214) 383-7900


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 22, 1996
                             ----------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13G, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                                                                      ---

Check the following box if a fee is being paid with the statement:   X
                                                                    ---

                                  SCHEDULE 13D

CUSIP No. 801018102


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         USA Waste Services, Inc.
         73-1309529

2.       Check the Appropriate Box if a Member of a Group

         (a)
             --
         (b)
             --
3.       SEC Use Only


4.       Source of Funds

         Not applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          X
         ---

6.       Citizenship or Place of Organization

         Delaware

                          7.      Sole Voting Power
Number of Shares
Beneficially                      0
Owned by
Each                      8.      Shared Voting Power
Person
With                              2,045,852 shares of Common Stock

                          9.      Sole Dispositive Power

                          10.     Shared Dispositive Power

                                  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,045,852 (includes options to acquire 631,250 shares exercisable within 60 days and debentures convertible into 3,435 shares). (Also includes 68,000 shares held by a limited partnership in which Mr. Warrington, who granted a proxy to the reporting person, is a limited partner. Mr. Warrington disclaims beneficial ownership of such shares).

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         --

13.      Percent of Class Represented by Amount in Row (11)

         8.0 %*

14.      Type of Reporting Person

         CO




- ----------------------------------

     * Assumes 25,030,471 shares of Sanifill, Inc. Common Stock outstanding as of June 15, 1996 as represented by Sanifill, Inc. in the Merger Agreement, dated June 22, 1996, a copy of which is attached hereto as Exhibit A.

ITEM 1.          SECURITY AND ISSUER

                 This Statement on Schedule 13D relates to the beneficial ownership of shares ("Shares") of common stock, par value $0.01 per share ("Company Common Stock"), of Sanifill, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2777 Allen Parkway, Suite 700, Houston, Texas 77019-2155.

ITEM 2.          IDENTITY AND BACKGROUND

                 (a) This Statement on Schedule 13D is being filed by USA Waste Services, Inc., a Delaware corporation ("USA Waste"). Attached as Appendix A is information concerning the executive officers and directors of USA Waste required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of USA Waste. No corporation or other person is or may be deemed to be ultimately in control of USA Waste.

                 (b) The address of the principal business and the principal office of USA Waste is 5400 LBJ Freeway, Suite 300 - Tower One, Dallas, Texas 75240.

                 (c) USA Waste is an integrated solid waste management company operating in the non-hazardous segment of the industry, including collection, transfer, recycling, disposal and soil remediation.

                 (d) During the last five years, neither USA Waste nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) Except as indicated in Appendix A, during the last five years, neither USA Waste nor any of the persons referred to in Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) USA Waste is a Delaware corporation, and except as otherwise noted, all persons named in Appendix A are citizens of the United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 No funds were used in connection with entering into the Irrevocable Proxies (as such term is defined in Item 4 of this Statement). For a description of other consideration, see Item 4.

ITEM 4.          PURPOSE OF TRANSACTIONS

                 On June 22, 1996, USA Waste, Quatro Acquisition Corp., a Delaware corporation which is a wholly owned subsidiary of USA Waste ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Sub would be merged (the "Merger") with and into the Company and each outstanding share of Company Common Stock would be converted into a right to receive 1.7 shares of common stock, par value $0.01 per share, of USA Waste (the "USA Waste Common Stock"). The consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement, including approval of the respective shareholders of USA Waste and the Company and approvals of regulatory authorities.

                 Pursuant to four Agreement and Irrevocable Proxy with each of Lorne D. Bain, Larry J. Martin, Rodney R. Proto and Alfred C. Warrington, IV (collectively, the "Stockholders" and individually, a "Stockholder"), each such agreement dated June 22, 1996 (collectively, the "Irrevocable Proxies" and individually, an "Irrevocable Proxy"), among USA Waste, the Company and each Stockholder, each Stockholder has granted to USA Waste, with respect to all shares of Company Common Stock beneficially owned by him currently and all shares of any other class of capital stock of the Company presently or at any future time owned beneficially or of record by him, including any and all securities having voting rights issued or issuable in respect thereof, which such Stockholder is entitled to vote (the "Subject Shares"), an irrevocable proxy (i) to vote the Subject Shares in favor of approval of the Merger Agreement and the Merger and any transactions contemplated thereby, (ii) not to vote the Subject Shares in favor of any merger (including, without limitation, a superior proposal), consolidation, sale of assets, reorganization or recapitalization of the Company with any party other than USA Waste or its affiliates, (iii) to vote the Subject Shares against any liquidation or winding up of the Company or any amendment of the Company's Certificate of Incorporation or By-laws or any other transaction or action which is intended to frustrate or impair the right or ability of USA Waste or Sub, on the one hand, or the Company, on the other hand, to consummate the Merger, (iv) in his capacity as a stockholder, not to initiate or engage in discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group, other than USA Waste and its affiliates, concerning the sale of the Subject Shares, or the issuance and sale of Company Common Stock by the Company or, with respect to any merger or other business combination, any disposition or grant of an interest in a substantial asset or any similar transaction involving the Company, and (v) not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Subject Shares or make any offer or agreement relating thereto at any time prior to the termination of the Irrevocable Proxy. The Irrevocable Proxies were entered into and granted in consideration of USA Waste entering into the Merger Agreement.

                 No cash payments, other than in respect of fractional shares, will be made to the shareholders of the Company in connection with the Merger.

                 USA Waste entered into the Irrevocable Proxies and thereby acquired shared voting power over the Subject Shares, to which this Schedule 13D relates, as an inducement to enter into and consummate the transactions contemplated by and described in (i) the Merger Agreement, and (ii) the Irrevocable Proxies. It is the intention of USA Waste and the Company that, upon consummation of the Merger, USA Waste will acquire the entire equity interest in and control of the Company.

                 As a result of the Merger, the Company Common Stock will cease to be listed on the New York Stock Exchange and will no longer be registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

                 John E. Drury, Chairman and Chief Executive Officer of USA Waste, will retain that position, and Rodney R. Proto, President, Chief Operating Officer and Director of Sanifill will assume these positions at USA Waste. Donald F. Moorehead, Jr., Vice Chairman and Chief Development Officer, and Earl E. DeFrates, Executive Vice President and Chief Financial Officer, will retain these positions at USA Waste. Mr. Proto and two designees from Sanifill's Board will join USA Waste's Board, which will remain a twelve person board.

                 Lorne D. Bain, Chairman and Chief Executive Officer of Sanifill, and J. Chris Brewster, its Chief Financial Officer, will relinquish their posts. David Sutherland-Yoest, USA Waste's current President and Chief Operating Officer, will continue to serve the combined company as Regional Vice President of operations in the northeastern U.S. and Canada, as well as being a Vice Chairman and Director of the Board. In connection with the merger, USA Waste will move its headquarters to Houston, Texas.

                 The filing of this Statement shall not be construed as an admission by USA Waste that, for purposes of Sections 13(d) and 13(g) of the Exchange Act, USA Waste is the beneficial owner of the Subject Shares to which this Statement on Schedule 13D relates.

                 USA Waste may change any of its current intentions, acquire a beneficial interest in additional shares of Company Common Stock, sell or otherwise dispose of all or any part of the Company Common Stock beneficially owned by USA Waste, or take any other action with respect to the Company or any of its equity securities in any manner permitted by law. Reference is hereby made to Articles I, II and III of the Merger Agreement for a description of other transactions or events of the type described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as disclosed in this Item 4, USA Waste does not have any current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

                 The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit A hereto and incorporated herein by reference, and the Irrevocable Proxies, the full text of each of which is filed as Exhibit B hereto and incorporated herein by reference.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 (a) The Company reported in the Merger Agreement that it had outstanding on June 15, 1996 an aggregate of 25,030,471 shares of Company Common Stock. The number of shares of Company Common Stock as to which USA Waste shares voting power is 2,045,852 shares, or approximately 8.0% of the class of such securities (which includes (i) options to acquire 631,250 shares of Common Stock exercisable within 60 days, or approximately 2.5% of the class of such securities, (ii) debentures convertible into 3,435 shares of Common Stock, or less than 0.1% of the class of such securities, and (iii) 68,000 shares of Common Stock, or approximately 0.3% of the class of such securities, held by a limited partnership in which Mr. Warrington (who granted a proxy to USA Waste) is a limited partner and to which Mr. Warrington disclaims beneficial ownership). Beneficial ownership of such shares was acquired as described in Item 4. Although USA Waste does not admit that, for purposes of Sections 13(d) and 13(g) of the Exchange Act, USA Waste is the beneficial owner of the Subject Shares to which this Statement on Schedule 13D relates, if USA Waste were deemed to be the beneficial owner of the Subject Shares it would beneficially own 2,045,852 shares, or approximately 8.0% of the class of such securities.

                 (b) The number of shares of Company Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition for USA Waste is set forth in the cover page, and such information is incorporated herein by reference. To the knowledge of USA Waste, the persons listed on Appendix A in response to Item 2 do not beneficially own any shares of Company Common Stock. USA Waste shares the power to vote the Subject Shares with the Stockholders. The applicable information required by Item 2 with respect to the Stockholders is attached hereto as Appendix B.

                 (c) There have been no reportable transactions with respect to the Company Common Stock within the last 60 days by USA Waste except for the acquisition of beneficial ownership of the shares being reported on this Schedule 13D.

                 (d) With respect to the Subject Shares, each Stockholder has the right to receive dividends, but does not have the right (except for a limited right to transfer such shares granted to Mr. Warrington) to sell such shares.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 The responses to Item 2, Item 3 and Item 4, the Merger Agreement and the Irrevocable Proxies are incorporated herein by reference.

ITEM 7.          MATERIAL FILED AS EXHIBITS

                 The following are filed herewith as Exhibits to this Schedule 13D:

                 A. Agreement and Plan of Merger, dated as of June 22, 1996, by and among USA Waste Services, Inc., Quatro Acquisition Corp. and Sanifill, Inc.

                 B. Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc., and Mr. Lorne
                          D. Bain; Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc., and Mr. Larry J. Martin; Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc., and Mr. Rodney R. Proto; and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc., and Mr. Alfred C. Warrington.




                                   SIGNATURE


                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 2, 1996

                                             USA Waste Services, Inc.


                                             By: /s/ BRUCE E. SNYDER
                                                -------------------------------
                                             Name:    Bruce E. Snyder
                                             Title:   Vice President, Controller
                                                      & Chief Accounting Officer

                                                                      APPENDIX A


                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF USA WASTE SERVICES, INC.



         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of USA Waste. Unless otherwise indicated below, each such person is a citizen of the United States of America, and the business address of each such person is c/o USA Waste Services, Inc., 5400 LBJ Freeway, Suite 300 - Tower One, Dallas, Texas 75240. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                                                BUSINESS ADDRESS
- ----                                       -------------------------------------------------------------------
John E. Drury                              Chairman of the Board, Chief Executive Officer and Director

Donald F. Moorehead, Jr.                   Vice Chairman of the Board and Director

David Sutherland-Yoest                     President and Director

George L. Ball                             Director; Mr. Ball is currently nonexecutive Chairman of the Board and a director of Sanders Morris Mundy Inc., 767 Fifth Avenue, 23rd Floor, New York,
                                           New York 10153

Peter J. Gibbons                           Director; Mr. Gibbons is currently retired; his address is 740 Tenis Avenue,
                                           Ambler, Pennsylvania 19002

Richard J. Heckmann                        Director; Mr. Heckmann is Chairman, President and Chief Executive Officer of
                                           United States Filter Corporation, 73-710 Fred Waring Drive, Suite 222, Palm
                                           Desert, California 92260

William E. Moffett                         Director; Mr. Moffett is currently retired; his address is 102
                                           Rockwood Drive, Pittsburgh, Pennsylvania 15238



Alexander W. Rangos                        Vice Chairman of the Board and Director

John G. Rangos, Sr.                        Director; Mr. Rangos is currently retired; his address is c/o USA Waste
                                           Services, Inc., 10700 Frankstown Road, Pittsburgh, Pennsylvania 15235. In
                                           connection with the settlement of the Securities and Exchange Commission's
                                           (the "Commission") investigation with respect to the accounting method and the accuracy of the financial statements of Chambers Development Company, Inc.
                                           ("Chambers"), of which Mr. Rangos was Chairman and Chief Executive Officer, on
                                           May 9, 1995, the Commission instituted administrative proceedings against Mr.
                                           Rangos and three other individuals who had been or were at that time officers of Chambers.  The Commission found, inter alia, that Mr. Rangos was a cause of
                                           Chambers' violations of the reporting, internal controls and record keeping provisions of the Exchange Act.  Mr. Rangos consented to the issuance of a cease and desist order without admitting or denying the Commission's findings.

Kosti Shirvanian                           Director; Mr. Shirvanian founded Western Waste Industries ("Western"), which was merged into and became a wholly owned subsidiary of USA Waste, in 1955 as a sole proprietorship. He has served as Western's Chairman of the board of
                                           Directors, President and Chief Executive Officer since Western's incorporation in 1964.

Savey Tufenkian                            Director; Ms. Tufenkian helped to establish Western in 1955 and has served as the Secretary and Treasurer of Western since its incorporation in 1964.  In
                                           1988, she was elected as Executive Vice President, Secretary and Treasurer.

Earl E. DeFrates                           Executive Vice President and Chief Financial Officer

Charles A. Wilcox                          Executive Vice President - Operations

Gregory T. Sangalis                        Vice President, General Counsel and Secretary

Bruce E. Snyder                            Vice President, Corporate Controller and Chief Accounting
                                           Officer

Hubert J. Bourque                          Vice President - Environmental Affairs and Chief Compliance
                                           Officer; Mr. Bourque is a citizen of Canada

James R. Jones                             Vice President - Engineering Services

                                                                      APPENDIX B


                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                       BUSINESS ADDRESS; LITIGATION; CITIZENSHIP
- ----                                       --------------------------------------------------
Lorne D. Bain                     Chairman of the Board, President and Chief Executive Officer of Sanifill, Inc., 2777
                                  Allen Parkway, Suite 700, Houston, Texas 77019-2155; During the last five years, Mr.
                                  Bain has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Larry J. Martin                   Vice-Chairman of the Board of Sanifill, Inc., 2777 Allen Parkway, Suite 700, Houston,
                                  Texas 77019-2155; During the last five years, Mr. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rodney R. Proto                   President, Chief Operating Officer and a Director of Sanifill, Inc., 2777 Allen
                                  Parkway, Suite 700, Houston, Texas 77019-2155; During the last five years, Mr.  Proto has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alfred C. Warrington, IV          Director of Sanifill, Inc., 2777 Allen Parkway, Suite 700, Houston, Texas 77019-2155;
                                  During the last five years, Mr.  Warrington has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil

                                  proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                 EXHIBIT INDEX


EXHIBIT          PAGE             DESCRIPTION
- -------          ----             -----------
    A                             Agreement and Plan of Merger, dated as of June 22, 1996, by and among USA Waste
                                  Services, Inc., Quatro Acquisition Corp. and Sanifill, Inc.

    B                             Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill,
                                  Inc., and Mr. Lorne D. Bain; Irrevocable Proxy, dated June 22, 1996, among USA Waste
                                  Services,Inc., Sanifill, Inc., and Mr. Larry J. Martin; Irrevocable Proxy, dated June
                                  22, 1996, among USA Waste Services, Inc., Sanifill, Inc., and Mr. Rodney R. Proto;
                                  and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc.,
                                  Sanifill, Inc., and Mr. Alfred C. Warrington
